October 13, 2006

Via facsimile to ((713) 495-2737) and U.S. Mail

Joseph Listengart, Esq.
General Counsel
Kinder Morgan, Inc.
500 Dallas Street, Suite 1000
Houston, TX  77002

Re:	Kinder Morgan, Inc.
      Preliminary Schedule 14A
      Filed September 22, 2006
      File No. 001-06446

      Schedule 13E-3
      Filed September 22, 2006
      File No. 005-11513

Dear Mr. Listengart:

      We have reviewed the above filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.
      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3
1. We note that Knight Holdco LLC is owned by GS Capital Partners
V
Fund, L.P., GS Capital Partners V Offshore Fund, L.P., GS Capital Partners V GmbH & CO. KG, GS Capital Partners V Institutional, L.P.,
GS Global Infrastructure Partners I, L.P., The Goldman Sachs
Group,
Inc., Carlyle Partners IV, L.P., Carlyle/ Riverstone Global Energy and Power Fund III, L.P. and AIG Knight LLC. We believe these entities (and any other members of Knight Holdco LLC not listed above) are also engaged in the going private transaction. Please add them as filing persons on the Schedule 13E-3 or explain why they should not be so included. See Section II.D.3 of the Division of Corporation Finance "Current Issues and Rulemaking Projects" outline, dated November 14, 2000 and available on the SEC website at www.sec.gov.
2. Each filing person must individually comply with the filing, dissemination, disclosure and signature requirements of Schedule 13E-
3. Therefore, you will need to include all of the information required by Schedule 13E-3 and its instructions for all filing persons, including those added in response to the preceding comment.
For example, include a statement as to whether each person believes the Rule 13e-3 transaction to be fair to unaffiliated security holders and an analysis of the material factors upon which he relied in reaching such a conclusion. See Item 8 of Schedule 13E-3, Item 1014 of Regulation M-A and Question and Answer No. 5 of Exchange Act
Release No. 34-17719 (April 13, 1981). In this regard, the reasons for the transaction and the alternatives considered by these affiliates may be different than those of the company, and this fact should be reflected in the disclosure. In addition, be sure that each new filer signs the Schedule 13E-3.
3. General Instruction C to Schedule 13E-3 requires you to provide information about control persons where named filers are corporate entities. Please revise to ensure that you have provided all disclosure required by Items 3, 5, 6, 10 and 11 for all filing persons, including those added in response to the preceding comments.

Introduction
4. We note your disclaimer relating to the filing obligations of the filing persons and your disclaimer that the filing of the Schedule 13E-3 shall not be construed as an admission that Kinder Morgan is controlled by any other filing person or that any filing person is an affiliate of Kinder Morgan. We also note your disclosure in various sections of the proxy statement (for example, on page 32 under the heading "Position of Rollover Investors as to Fairness") relating to certain filing persons providing required disclosure pursuant to a "potential interpretation of the rules governing `going private` transactions." Given your determination to file the Schedule 13E-3, the filing persons may not disclaim their obligation to file the Schedule or their affiliate status with respect to Kinder Morgan, and should not express doubt about the applicability of Rule 13e-3 to the present transaction. Please revise.

Item 11.  Interest in Securities of the Subject Company
5. Refer to the preceding comments. Please disclose the information included in this Item and in Schedules I-VI in the document to be delivered to security holders. Refer to Rule 13e-3(e)(1).

Preliminary Schedule 14A
General
6. Please fill in the blanks in the proxy statement.

Summary Term Sheet, page 1
7. We note your disclosure here and elsewhere in the proxy statement that the special committee, the board of directors and the remaining filing persons determined that the merger and related transactions are fair to the company`s security holders other than the Rollover Investors. Please revise here and throughout the filing to more clearly and consistently articulate whether the going private transaction is substantively and procedurally fair to unaffiliated security holders. See Item 1014(a) of Regulation M-A. Note also that the staff, as stated in the Current Issues Outline publicly available on our website, views officers and directors of the issuer as affiliates of that issuer. Also, please revise to specifically state that the determination of the special committee, the board of directors and the remaining filing persons addresses both substantial and procedural fairness.

Special Factors, page 15
8. The information required by Items 7, 8 and 9 of Schedule 13E-3 must appear in a "Special Factors" section at the beginning of the proxy statement, immediately following the Summary section. See Rule
13e-3(e)(1)(ii).   Please revise the proxy statement to include
this
information in a "Special Factors" section in the beginning of the document.

Background of the Merger, page 14
9. With respect to the July 11th meeting of the special committee, please describe the materials presented by the financial advisors. Also, file those materials as an exhibit to Schedule 13E-3. Refer to
Item 1016(c) of Regulation M-A.

Recommendation of the Special Committee and Board of Directors,
page
24
10. Please describe the provisions of Section 17-12,100 et seq. of the Kansas Statutes Annotated, referenced on page 25.
11. We note that the special committee considered the financial advisors` presentations and opinions regarding the fairness of the transaction. We also note that the board of directors and the remaining filing persons considered the special committee`s determination and recommendation. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise to clarify whether the special committee adopted the financial advisor`s analysis and opinion and whether the board of directors and remaining filing persons adopted the special committee`s analysis and opinion.
12. Refer to our comment in the Summary Term Sheet section.
Please
address how any filing person relying on the financial advisors` opinions was able to reach the fairness determination as to unaffiliated security holders given that the fairness opinions addressed fairness with respect to security holders other than Parent, Acquisition Co. and the Rollover Investors, rather than all security holders unaffiliated with the company.

Opinion of Financial Advisors - Opinion of Morgan Stanley, page 33
13. We note your disclosure that Morgan Stanley and its affiliates have, in the past, provided services to you, your affiliates and certain members of the buyout group and their affiliates. Please provide the disclosure required by Item 1015(b)(4) of Regulation M-A.

Opinion of Financial Advisors - Financial Analyses of Morgan Stanley and Blackstone, page 38
14. With respect to the Analyst Price Targets analysis, please describe the basis upon which the financial advisors determined to use a cost of equity of 9%.
15. Please revise to disclose the data underlying the results described in the Comparable Companies, the Precedent Comparable Transactions, Premia Paid, and Sum-of-the-Parts analyses and to show how that information resulted in the values disclosed. For example, disclose (i) the price per share and estimated earnings, aggregate value and EBITDA for each comparable company that is the basis for the multiples disclosed on page 39 with respect to the Comparable Companies Analysis, (ii) the transaction data from each transaction that resulted in the multiples disclosed on page 41 with respect to the Precedent Comparable Transaction Analysis, (iii) the transactions considered in the Premia Paid Analysis, and (iv) the estimated valuations of each of Kinder Morgan`s business units used in the Sum-of-the-Parts Analysis.
16. Refer to the Comparable Companies Analysis. Please explain how the financial advisors arrived at the aggregate value for each company. Also, explain the reference to the sale of TransMountain and a portion of Corridor.
17. Refer to the Discounted Equity Value Analysis. Please disclose the financial projections that formed the basis for this analysis here or include a cross-reference to another location in your proxy statement where the projections are included. Apply this comment to the Discounted Cash Flow Analysis and the Leveraged Buyout Analysis.
18. Please explain how you arrived at the multiples of 15x-18x used in the table on page 40.
19. Refer to the Public Restructuring analysis. Please explain how the financial advisors determined that EBITDA multiples of 8.5x-10.5x and a 2010 yield of 3.5%-5.5% were the most appropriate indicators of value. Disclose the industry averages. Also apply this comment to the discount rates and EBITDA multiples used in the Discounted Cash
Flow Analysis.
20. Refer to the Leveraged Buyout Analysis. Explain the concept of monetization that underlies this analysis.

Projected Financial Information, page 49
21. Please revise to include the complete projections rather than a subset of them.

Interest of Certain Persons in the Merger - Management Investor
Interests, page 54
22. Refer to the disclosure in the second paragraph of the subsection captioned "Interests in Parent following the Merger." Revise your disclosure to provide concrete information rather than refer continually to "certain" rights, thresholds and members of management.

Financing of the Merger, page 63
23. Please provide the disclosure required by Item 1007(d)(2) of Regulation M-A.

Regulatory Approvals, page 68
24. Please update your disclosure with respect to the waiting period under the HSR Act.

The Merger Agreement - Representations and Warranties, page 79
25. Please revise the second bullet point on page 80 to state whether any of the changes referred to therein have occurred as of the date of your proxy statement.

Other Important Information regarding Morgan Kinder - Selected
Historical Consolidated Financial Data, page 104
26. Please disclose pro forma data set forth in paragraph (c)(6) of
Item 1010 of Regulation M-A or tell us your basis for not doing so.

Where You Can Find More Information, page 111
27. Refer to the paragraph preceding the bullet points in this section. Note that Schedule 14A does not specifically permit general
"forward incorporation" of documents to be filed in the future. Rather, you must specifically amend your document to specifically list any such filings. Please revise.

*       *       *       *
      As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amended filings to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filings and responses to our comments.
      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
      In connection with responding to our comments, please provide, in writing, a statement from the filing persons (and any additional filing persons you add on the Schedule 13E-3 in response to our comments above) acknowledging that:
* the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
* the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.
      Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9207. Please send all correspondence to us at the following ZIP code: 20549-3628.

					Sincerely,




					Daniel F. Duchovny
					Special Counsel
					Office of Mergers & Acquisitions
Joseph Listengart, Esq.
Kinder Morgan, Inc.
October 13, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

         DIVISION OF
CORPORATION FINANCE